ACN 002 664 495

NOTICE OF GENERAL MEETING

A General Meeting of the Company will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Wednesday, 18 March 2020 commencing at 10:00am (WST).

This Notice and the accompanying Explanatory Memorandum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their stock broker, investment advisor, accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company Secretary by telephone on + 61 8 9322 6322.

Shareholders are urged to attend or vote by lodging the Proxy Form attached to the Notice.

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

NOTICE OF GENERAL MEETING
Notice is hereby given that a general meeting of shareholders of Piedmont Lithium Limited (Company) will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Wednesday, 18 March 2020 commencing at 10:00am (WST) (Meeting).
The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.
The Directors have determined pursuant to regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Monday, 16 March 2020 at 5:00pm (WST).
Terms and abbreviations used in this Notice and the Explanatory Memorandum are defined in Schedule 1.
AGENDA

1.	Resolution 1 – Issue of Incentive Options to Mr. Keith Phillips

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:
“That, pursuant to and in accordance with Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of up to 6,000,000 Incentive Options to Mr. Keith Phillips (and/or his nominee) under the Piedmont Lithium Limited Employee Equity Incentive Plan on the terms and conditions in the Explanatory Memorandum.”
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of any Director who is eligible to participate in the Plan or an associate of those persons.
The Company need not disregard a vote in favour of this Resolution by:
(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this; or
(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on the Resolution as the Chairperson decides; or

(c)	a Shareholder acting solely in a nominee, trustee, custodian or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associated of a person excluded from voting on this Resolution; and
(ii)	the Shareholder votes on the resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.
In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.
However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and
(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or
(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

2.	Resolution 2 – Issue of Performance Rights to Mr. Keith Phillips

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:
“That, pursuant to and in accordance with Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of up to 2,250,000 Performance Rights to Mr. Keith Phillips (and/or his nominee) under the Piedmont Lithium Limited Employee Equity Incentive Plan on the terms and conditions in the Explanatory Memorandum.”
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of any Director who is eligible to participate in the Plan or an associate of those persons.
The Company need not disregard a vote in favour of this Resolution by:
(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this; or
(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on the Resolution as the Chairperson decides; or

(c)	a Shareholder acting solely in a nominee, trustee, custodian or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associated of a person excluded from voting on this Resolution; and
(ii)	the Shareholder votes on the resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.
In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.
However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and
(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or
(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

3.	Resolution 3 – Issue of Shares to Mr. Anastasios Arima

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:
"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of up to 500,000 Shares to Mr. Anastasios Arima (and/or his nominee) on the terms and conditions in the Explanatory Memorandum."
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr. Anastasios Arima or any of his associates.
The Company need not disregard a vote in favour of this Resolution by:
(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this; or
(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on the Resolution as the Chairperson decides; or

(c)	a Shareholder acting solely in a nominee, trustee, custodian or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associated of a person excluded from voting on this Resolution; and
(ii)	the Shareholder votes on the resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.
However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and
(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or
(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

4.	Resolution 4 – Issue of Shares to Mr. Jeffrey Armstrong

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:
"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of up to 500,000 Shares to Mr. Jeffrey Armstrong (and/or his nominee) on the terms and conditions in the Explanatory Memorandum."
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr. Jeffrey Armstrong or any of his associates.
The Company need not disregard a vote in favour of this Resolution by:
(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this; or
(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on the Resolution as the Chairperson decides; or

(c)	a Shareholder acting solely in a nominee, trustee, custodian or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associated of a person excluded from voting on this Resolution; and
(ii)	the Shareholder votes on the resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.
In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.
However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and
(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or
(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

5.	Resolution 5 – Issue of Shares to Mr. Jorge Beristain

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:
"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of up to 500,000 Shares to Mr. Jorge Beristain (and/or his nominee) on the terms and conditions in the Explanatory Memorandum."
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr. Jorge Beristain or any of his associates.
The Company need not disregard a vote in favour of this Resolution by:
(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on the Resolution as the Chairperson decides; or

(c)	a Shareholder acting solely in a nominee, trustee, custodian or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associated of a person excluded from voting on this Resolution; and
(ii)	the Shareholder votes on the resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.
In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.
However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and
(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or
(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

6.	Resolution 6 – Issue of Shares to Mr. Levi Mochkin

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:
"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of up to 500,000 Shares to Mr. Levi Mochkin (and/or his nominee) on the terms and conditions in the Explanatory Memorandum."
Voting Exclusion
The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr. Levi Mochkin or any of his associates.
The Company need not disregard a vote in favour of this Resolution by:
(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this; or
(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on the Resolution as the Chairperson decides; or

(c)	a Shareholder acting solely in a nominee, trustee, custodian or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associated of a person excluded from voting on this Resolution; and
(ii)	the Shareholder votes on the resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.
In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.
However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and
(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or
(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

BY ORDER OF THE BOARD

Gregory Swan
Company Secretary
Dated: 11 February 2020

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Wednesday, 18 March 2020 commencing at 10:00am (WST).
This Explanatory Memorandum forms part of the Notice which should be read in its entirety.  This Explanatory Memorandum contains the terms and conditions on which the Resolutions will be voted.
This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:
Section 2:	Action to be taken by Shareholders
Section 3:	Resolution 1 – Issue of Incentive Options to Mr. Keith Phillips
Section 4:	Resolution 2 – Issue of Performance Rights to Mr. Keith Phillips
Section 5:	Resolutions 3 to 6 (inclusive) – Issue of Shares to Non-Executive Directors
Schedule 1:	Definitions
Schedule 2:	Summary of Employee Equity Incentive Plan
Schedule 3:	Terms and Conditions of Incentive Options
Schedule 4:	Terms and Conditions of Performance Rights
A Proxy Form is located at the end of the Explanatory Memorandum.

2.	Action to be taken by Shareholders

Shareholders should read the Notice (including this Explanatory Memorandum) carefully before deciding how to vote on the Resolutions.
2.1	Proxies
A Proxy Form is attached to the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions set out in the Proxy Form.  Returning the Proxy Form to the Company will not preclude a Shareholder from attending or (subject to the voting exclusions set out in the Notice) voting at the Meeting in person.
Please note that:
(a)	a Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy;
(b)	a proxy need not be a Shareholder; and
(c)
a Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 10:00am (WST) on Monday, 16 March 2020, being at least 48 hours before the Meeting.
The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

3.	Resolution 1 – Issue of Incentive Options to Mr. Keith Phillips

3.1	General
Resolution 1 seeks Shareholder approval, pursuant to Listing Rule 10.14, for the issue of up to 6,000,000 Incentive Options to Mr. Keith Philips (and/or his nominee) under the Plan, as part of the long-term incentive component of his remuneration as Managing Director and Chief Executive Officer of the Company.

In the Company’s present circumstances, the Board considers that the grant of these Incentive Options is a cost effective and efficient reward for the Company to make to appropriately incentivise the continued performance of Mr. Keith Phillips and is consistent with the strategic goals and targets of the Company.
Mr. Keith Phillips was appointed Managing Director and Chief Executive Officer of the Company on July 10, 2017. Details of Mr. Keith Phillips’ qualifications and experience are set out in the Annual Report.
The Incentive Options to be issued to Mr. Keith Phillips will vest after 12 months of continuous service from the date of issue. There are no specific performance criteria on the Incentive Options as, given the speculative nature of the Company’s activities and the small management team responsible for its running, it is considered the performance of Mr. Keith Phillips and the performance and value of the Company are closely related. As such, the Incentive Options granted will generally only be of benefit if Mr. Keith Phillips performs to the level whereby the value of the Company increases sufficiently to warrant exercising the Incentive Options.
The principal terms of the Incentive Options to be granted to Mr. Keith Phillips (and/or his nominee) are summarised in Schedule 3.
Resolution 1 is an ordinary resolution.
The Chairperson intends to exercise all available proxies in favour of Resolution 1.
3.2	Corporations Act
In accordance with section 208 of the Corporations Act, the Company must obtain Shareholder approval to give a financial benefit to a related party unless an exception applies. A "related party" includes a Director of the Company and "giving a financial benefit" is interpreted broadly.
Section 211 of the Corporations Act provides an exception to the requirement to obtain Shareholder approval for giving a financial benefit if:
(a)	the benefit is remuneration of a related party as an officer (including a Director) of the company; and
(b)	to give the remuneration would be reasonable given the circumstances.
The Board (excluding Mr. Keith Phillips) considers that the proposed issue of Incentive Options to Mr. Keith Phillips (and/or his nominee) is reasonable in all the circumstances and that the exception in section 211 of the Corporations Act applies. Accordingly, the Board (excluding Mr. Keith Phillips) considers that Shareholder approval under section 208 of the Corporations Act is not required for the issue of Incentive Options to Mr. Keith Phillips (and/or his nominee).
3.3	ASX Listing Rules
Listing Rule 10.14 provides that a listed company must not permit any of the following persons to acquire securities under an employee incentive scheme without the approval of shareholders:
(a)	a director of the company;
(b)	an associate of a director of the company; or
(c)	a person whose relationship with the entity or a person referred to in (a) or (b) above is, in ASX's opinion, the acquisition should be approved by its shareholders.
The issue of Incentive Options to Mr. Keith Phillips (and/or his nominee) falls within Listing Rule 10.14.1, as Mr. Keith Phillips is the Managing Director of the Company and therefore requires the approval of the Company’s Shareholders under Listing Rule 10.14.
Resolution 1 seeks the required Shareholder approval, pursuant to Listing Rule 10.14, for the proposed issue of the Incentive Options to Mr. Keith Phillips (and/or his nominee) because Mr. Keith Phillips is a Director.
As Shareholder approval is sought under Listing Rule 10.14, approval under Listing Rule 7.1 is not required. Accordingly, the grant of Incentive Options to Mr. Keith Phillips (and/or his nominee) pursuant to Resolution 1 will not reduce the Company's 15% capacity for the purposes of Listing Rule 7.1.
If Resolution 1 is passed, the Company will be able to proceed with the issue of the Incentive Options to Mr. Keith Phillips (and/or his nominee). If Resolution 1 is not passed, the Company will not be able to proceed with the issue of the Incentive Options to Mr. Keith Phillips (and/or his nominee) and may consider alternative forms of remuneration for Mr. Keith Phillips in lieu of such issue.
3.4	Specific Information required by Listing Rule 10.15
Listing Rule 10.15 requires that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval for the grant of the Incentive Options to Mr. Keith Phillips (and/or his nominee):
(a)	the Incentive Options will be granted to Mr. Keith Phillips, Managing Director and Chief Executive Officer of the Company (and/or his nominee);

(b)	Mr. Keith Phillips falls within category 10.14.1 of the Listing Rules, as he is a Director of the Company;
(c)	the maximum number of Incentive Options to be granted to Mr. Keith Phillips (and/or his nominee) is 6,000,000;
(d)
the current remuneration package of Mr. Keith Phillips consists of a fixed remuneration component of US$250,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of key performance indicators as determined by the Board. In addition, Mr. Keith Phillips has previously been issued the following securities:

Date of issue	Type of security	Number of securities issued	Average acquisition price (if any)
July 6, 2017	Options exercisable at A$0.10 each on or before July 10, 2020	6,000,000	Nil
July 6, 2017	Options exercisable at A$0.12 each on or before January 10, 2021	6,000,000	Nil
July 6, 2017	Options exercisable at A$0.16 each on or before July 10, 2021	6,000,000	Nil
July 6, 2017	Options exercisable at A$0.24 each on or before July 10, 2022	6,000,000	Nil
(e)	Mr. Keith Phillips has not previously been issued any securities under the Plan;
(f)	each Incentive Option has an exercise price of A$0.16 and is exercisable on or before December 31, 2022. The Incentive Options are:
(i)	subject to the material terms summarised in Schedule 3 to this Notice;
(ii)
being issued as a cost effective and efficient reward for the Company to make to appropriately incentivise the continued performance of Mr. Keith Phillips and is considered by the Board to be consistent with the strategic goals and targets of the Company; and

(iii)
provided the vesting conditions are satisfied, have an estimated value of A$0.045 each, based on a Black-Scholes valuation model and assuming a Share price of A$0.12 (being the closing price of a Share on February 10, 2020). Note that this value is considered to represent the theoretical value for the incentive options given the inherent limitations of the Black-Scholes model which is a theoretical valuation model only. As a result, the total value attributed to the Incentive Options to be issued to Mr. Keith Phillips (and/or his nominee) would be approximately A$270,000;

(g)	the Company will grant the Incentive Options no later than 12 months after the date of the Meeting;
(h)	the Incentive Options will be granted for nil consideration;
(i)	a summary of the material terms of the Plan are detailed in Schedule 2 to this Notice;
(j)	there is no loan associated with the grant of the Incentive Options;
(k)
details of any securities issued under the Plan will be published in the Annual Report of the Company relating to a period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in the Plan after the Resolution is approved and who were not named in the Notice will not participate until approval is obtained under that rule; and

(l)	a voting exclusion statement is included in the Notice for the purposes of Resolution 1.
3.5	Directors' recommendations
The Directors (other than Mr. Keith Phillips) recommend that Shareholders vote in favour of Resolution 1.

4.	Resolution 2 – Issue of Performance Rights to Mr. Keith Phillips

4.1	General
Resolution 2 seeks Shareholder approval, pursuant to Listing Rule 10.14, for the issue of up to 2,250,000 Performance Rights to Mr. Keith Philips (and/or his nominee) under the Plan, as part of the long-term incentive component of his remuneration as Managing Director and Chief Executive Officer of the Company.
In the Company’s present circumstances, the Board considers that the grant of these Performance Rights is a cost effective and efficient reward for the Company to make to appropriately incentivise the continued performance of Mr. Keith Phillips and is consistent with the strategic goals and targets of the Company.
Mr. Keith Phillips was appointed Managing Director and Chief Executive Officer of the Company on July 10, 2017. Details of Mr. Keith Phillips’ qualifications and experience are set out in the Annual Report.
The Company has set performance criteria for these Performance Rights to ensure that they only vest in accordance with short term serviced based conditions or upon achievement of fundamental milestones that will drive the long-term value of the Company’s securities. The Performance Rights will be granted to Mr. Keith Phillips (and/or his nominees) with the following performance criteria and expiry dates:
Tranche	Performance Criteria	Expiry Date	Number of Performance Rights
1.	Chemical Plant Pre-Feasibility Study Milestone means release of a comprehensive announcement by the Company to ASX of the results of a positive Pre-Feasibility Study for the lithium hydroxide chemical plant, in accordance with the provisions of the JORC Code.	December 31, 2020	750,000
2.	Integrated Feasibility Study Milestone means release of a comprehensive announcement by the Company to ASX of the results of a positive Feasibility Study (or Pre-Feasibility Study) for the integrated Piedmont Lithium Project, comprising a mine, concentrator and lithium hydroxide chemical plant, in accordance with the provisions of the JORC Code.	December 31, 2021	750,000
3.	Construction Milestone means the commencement of construction activities for a mining operation for the Piedmont Lithium Project (including the commencement of ground breaking for the construction of infrastructure and/or processing facilities) following a final investment decision by the Board as per the project development schedule and budget in accordance with a Feasibility Study, within five years from the date of issue.	December 31, 2022	750,000
The principal terms of the Performance Rights to be granted to Mr. Keith Phillips (and/or his nominee) are summarised in Schedule 4.
Resolution 2 is an ordinary resolution.
The Chairperson intends to exercise all available proxies in favour of Resolution 2.
4.2	Corporations Act
In accordance with section 208 of the Corporations Act, the Company must obtain Shareholder approval to give a financial benefit to a related party unless an exception applies. A "related party" includes a Director of the Company and "giving a financial benefit" is interpreted broadly.
Section 211 of the Corporations Act provides an exception to the requirement to obtain Shareholder approval for giving a financial benefit if:
(a)	the benefit is remuneration of a related party as an officer (including a Director) of the company; and
(b)	to give the remuneration would be reasonable given the circumstances.
The Board (excluding Mr. Keith Phillips) considers that the proposed issue of Performance Rights to Mr. Keith Phillips (and/or his nominee) is reasonable in all the circumstances and that the exception in section 211 of the Corporations Act applies. Accordingly, the Board (excluding Mr. Keith Phillips) considers that Shareholder approval under section 208 of the Corporations Act is not required for the issue of Performance Rights to Mr. Keith Phillips (and/or his nominee).

4.3	ASX Listing Rules
Listing Rule 10.14 provides that a listed company must not permit any of the following persons to acquire securities under an employee incentive scheme without the approval of shareholders:
(a)	a director of the company;
(b)	an associate of a director of the company; or
(c)	a person whose relationship with the entity or a person referred to in (a) or (b) above is, in ASX's opinion, the acquisition should be approved by its shareholders.
The issue of Performance Rights to Mr. Keith Phillips (and/or his nominee) falls within Listing Rule 10.14.1, as Mr. Keith Phillips is the Managing Director of the Company and therefore requires the approval of the Company’s Shareholders under Listing Rule 10.14.
Resolution 2 seeks the required Shareholder approval, pursuant to Listing Rule 10.14, for the proposed issue of Performance Rights to Mr. Keith Phillips (and/or his nominee) because Mr. Keith Phillips is a Director.
As Shareholder approval is sought under Listing Rule 10.14, approval under Listing Rule 7.1 is not required. Accordingly, the grant of Performance Rights to Mr. Keith Phillips pursuant to Resolution 2 will not reduce the Company's 15% capacity for the purposes of Listing Rule 7.1.
If Resolution 2 is passed, the Company will be able to proceed with the issue of the Performance Rights to Mr. Keith Phillips (and/or his nominee). If Resolution 2 is not passed, the Company will not be able to proceed with the issue of the Performance Rights to Mr. Keith Phillips (and/or his nominee) and may consider alternative forms of remuneration for Mr. Keith Phillips in lieu of such issue.
4.4	Specific Information required by Listing Rule 10.15
Listing Rule 10.15 requires that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval for the grant of the Performance Rights to Mr. Keith Phillips (and/or his nominee):
(a)	the Performance Rights will be granted to Mr. Keith Phillips, Managing Director and Chief Executive Officer of the Company (and/or his nominee);
(b)	Mr. Keith Phillips falls within category 10.14.1 of the Listing Rules, as he is a Director of the Company;
(c)
the maximum number of Performance Rights to be granted to Mr. Keith Phillips (and/or his nominee) is 2,250,000. The actual number of Performance Rights that vest is dependent on the achievement of the Performance Criteria as described in Section 4.1 above;

(d)	the current remuneration package of Mr. Keith Phillips is detailed in Section 3.4;
(e)	Mr. Keith Phillips has not previously been issued any securities under the Plan;
(f)	The exercise price of the Performance Rights is nil and the expiry dates are either December 31, 2020, December 31, 2021 or December 31, 2022. The Performance Rights:
(i)	are subject to the material terms summarised in Schedule 4 and the performance criteria detailed Section 4.1 to this Notice;
(ii)
are being issued as a cost effective and efficient reward for the Company to make to appropriately incentivise the continued performance of Mr. Keith Phillips and is considered by the Board to be consistent with the strategic goals and targets of the Company; and

(iii)
provided the vesting conditions are satisfied, have the value of a Share, as the Performance Rights have a nil exercise price and do not have market conditions attached to them. As at February 10, 2020, the price of a Share is A$0.12 per Share. As a result, the total value attributed to the Performance Rights to be issued to Mr. Keith Phillips (and/or his nominee) would be approximately A$270,000;

(g)	the Company will grant the Performance Rights no later than 12 months after the date of the Meeting;
(h)	the Performance Rights will be granted for nil consideration;
(i)	a summary of the material terms of the Plan are detailed in Schedule 2 to this Notice;
(j)	there is no loan associated with the grant of the Performance Rights;
(k)
details of any securities issued under the Plan will be published in the Annual Report of the Company relating to a period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in the Plan after the Resolution is approved and who were not named in the Notice will not participate until approval is obtained under that rule; and

(l)	a voting exclusion statement is included in the Notice for the purposes of Resolution 2.

4.5	Directors' recommendations
The Directors (other than Mr. Keith Phillips) recommend that Shareholders vote in favour of Resolution 2.

5.	Resolutions 3 to 6 (inclusive) – Issue of Shares to Non-Executive Directors

5.1	General
In accordance with Listing Rule 10.11, Shareholder approval is required for the issue of Shares to Messrs Anastasios Arima, Jeffrey Armstrong, Jorge Beristain, and Levi Mochkin, Non-Executive Directors, as related parties of the Company.
The Company seeks to issue the following Shares:
Non-Executive Director	Number of Shares
Mr. Anastasios Arima	500,000
Mr. Jeffrey Armstrong	500,000
Mr. Jorge Beristain	500,000
Mr. Levi Mochkin	500,000
Messrs. Anastasios Arima, Jeffrey Armstrong, Jorge Beristain, and Levi Mochkin (the Non-Executive Directors) were appointed to the Board on October 1, 2016, August 1, 2018, May 7, 2018, and April 3, 2006 respectively. Details of the Non-Executive Directors’ qualifications and experience are set out in the Annual Report.
In the Company’s present circumstances, the Board considers that the grant of these Shares is a cost effective and efficient reward for the Company to make to appropriately incentivise the continued performance of the Non-Executive Directors and is consistent with the strategic goals and targets of the Company.
The Shares proposed to be issued to the Non-Executive Directors will be subject to a 12-month voluntary escrow period.
Resolutions 3 to 6 (inclusive) are ordinary resolutions.
The Chairperson intends to exercise all available proxies in favour of Resolutions 3 to 6 (inclusive).
5.2	Corporations Act
In accordance with section 208 of the Corporations Act, the Company must obtain Shareholder approval to give a financial benefit to a related party unless an exception applies. A "related party" includes a Director of the Company and "giving a financial benefit" is interpreted broadly.
Section 211 of the Corporations Act provides an exception to the requirement to obtain Shareholder approval for giving a financial benefit if:
(a)	the benefit is remuneration of a related party as an officer (including a Director) of the company; and
(b)	to give the remuneration would be reasonable given the circumstances.
The Board (excluding the Non-Executive Directors) considers that the proposed issue of Shares to the Non-Executive Directors is reasonable in all the circumstances and that the exception in section 211 of the Corporations Act applies. Accordingly, the Board (excluding the Non-Executive Directors) considers that Shareholder approval under section 208 of the Corporations Act is not required for the Issue of Shares to the Non-Executive Directors.
5.3	ASX Listing Rules
Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to:
(a)	a related party;
(b)	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;
(c)
a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

(d)	an associate of a person referred to in Listing Rules 10.11.1 to 10.11.3 (being any of the above listed persons); or

(e)
a person whose relationship with the company or a person referred to in Listing Rules 10.11.1 to 10.11.4 (being any of the above listed persons) is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders, unless it obtains approval of its shareholders.
The issue of the Shares to the Non-Executive Directors falls within Listing Rule 10.11.1, as the Non-Executive Directors are related parties to the Company, and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of the Company’s Shareholders under Listing Rule 10.11.
Resolutions 3 to 6 (inclusive) seek the required Shareholder approval to issue the Shares to the Non-Executive Directors under and for the purposes of Listing Rule 10.11.
If Resolutions 3 to 6 (inclusive) are passed, the Company will be able to proceed with the issue of Shares to Non-Executive Directors. If Resolutions 3 to 6 (inclusive) are not passed, the Company will not be able to proceed with the issue of Shares to Non-Executive Directors and may consider alternative forms of remuneration for the Non-Executive Directors in lieu of such issue.
5.4	Specific information required by Listing Rule 10.13
Information must be provided to Shareholders for the purposes of obtaining Shareholder approval as follows:
(a)	the Shares will be issued to Messrs. Anastasios Arima, Jeffrey Armstrong, Jorge Beristain, and Levi Mochkin (and/or their nominees);
(b)	Messrs. Anastasios Arima, Jeffrey Armstrong, Jorge Beristain, and Levi Mochkin fall within the related party category, being Listing Rule 10.11.1, as they are Non-Executive Directors of the Company;
(c)	the maximum number of Shares to be issued is as follows:
(i)	500,000 Shares to Mr. Anastasios Arima (and/or his nominee);
(ii)	500,000 Shares to Mr. Jeffrey Armstrong (and/or his nominee);
(iii)	500,000 Shares to Mr. Jorge Beristain (and/or his nominee); and
(iv)	500,000 Shares to Mr. Levi Mochkin (and/or his nominee);
(d)	the Shares are fully paid ordinary shares in the Company, which will be subject to a 12-month voluntary escrow period;
(e)	the Shares will be issued no later than one month after the date of the Meeting (or such longer period of time as ASX may in its discretion allow);
(f)	the Shares will rank equally in all respects with the Company's existing Shares on issue;
(g)	no funds will be raised from the issue of the Shares as they are being issued for nil cash consideration as part of the remuneration for services provided by the Non-Executive Directors;
(h)
the current remuneration packages of the Non-Executive Directors consist of director fees of US$30,000 per annum. In addition: (i) Mr. Beristain receives fees of US$10,000 per annum for additional services provided in respect of serving as chair of the Company’s Audit Committee; (ii) Mr Arima receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities; and (iii) Ledger Holdings Pty Ltd, a company associated with Mr Levi Mochkin, receives consulting fees of US$70,000 per annum for additional services provided in respect of business development activities.

(i)	a voting exclusion statement is included in the Notice for Resolutions 3 to 6 (inclusive).
5.5	Directors' recommendations
The Directors (other than the Non-Executive Directors) recommend that Shareholders vote in favour of Resolutions 3, 4, 5 and 6.

Schedule 1 - Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.
A$ means Australian Dollars.
Annual Report means the Directors' Report, the Financial Report and the Auditor's Report in respect to the financial year ended 30 June 2019.
ASX means the ASX Limited ABN 98 008 624 691 and where the context permits the Australian Securities Exchange operated by ASX Limited.
Auditor's Report means the auditor's report on the Financial Report.
Board means the board of Directors of the Company.
Chairperson means the person appointed to chair the Meeting convened by the Notice.
Closely Related Party means:
(a)	a spouse or child of the member; or
(b)	has the meaning given in section 9 of the Corporations Act.
Company means Piedmont Lithium Limited ACN 002 664 495.
Corporations Act means the Corporations Act 2001 (Cth).
Director means a director of the Company.
Directors' Report means the annual directors' report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.
Employee Incentive means a Share, Option or Performance Right granted under the Plan.
Explanatory Memorandum means this explanatory memorandum which forms part of the Notice.
Financial Report means the annual financial report prepared under chapter 2M of the Corporations Act of the Company and its controlled entities.
Group means the Company and its Related Bodies Corporate.
Incentive Options means Options issued under the Plan.
Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.
Listing Rules means the listing rules of ASX.
Meeting has the meaning given to that term in the introductory paragraph of the Notice.
Non-Executive Directors has the meaning given in Section 5.1.
Notice means the notice of the Meeting and includes the agenda, Explanatory Memorandum and the Proxy Form.
Option means any option to acquire a Share, subject to its own terms and conditions.
Optionholder means the holder of an Option.
Performance Right means a performance right which upon satisfaction of criteria and/or vesting conditions confers an entitlement to be provided with one Share.
Plan or Employee Equity Incentive Plan has the meaning given in Schedule 2.
Proxy Form means the proxy form attached to the Notice.
Related Body Corporate has the meaning given in section 9 of the Corporations Act.
Resolution means a resolution proposed pursuant to the Notice.
Schedule means a schedule to this Explanatory Memorandum.
Section means a section of this Explanatory Memorandum.
Share means a fully paid ordinary share in the capital of the Company.
Shareholder means a registered holder of a Share.
WST means Australian Western Standard Time, being the time in Perth, Western Australia.

Schedule 2 – Summary of Employee Equity Incentive Plan

The terms of the Company’s Employee Equity Incentive Plan (Plan) are summarised below. A copy of the Plan can be obtained by contacting the Company. Terms not defined in the Notice have the meaning given in the Plan.
Eligible Employees: The eligible participants under the Plan are Directors and Employees who are declared by the Board in its sole and absolute discretion to be eligible to receive grants of Options or Performance Rights under the Plan; or any other person who is declared by the Board in its sole and absolute discretion to be eligible to receive grants of Options or Performance Rights under the Plan. For the purposes of the Plan, "Employee" means an employee or other consultant or contractor of the Company, or any member of the Group.
In accordance with the Listing Rules, prior Shareholder approval will be required before any Director or related party of the Company can participate in the Plan and be granted Shares, Options or Performance Rights.
Limits on Entitlement: An Offer of Options or Performance Rights may only be made under the Plan if the number of Shares that may be acquired on exercise of the Options Performance Rights when aggregated with the number of Shares issuable if each outstanding Option and Performance Rights were exercised and the number of Shares issued pursuant to the Plan or any other Group employee incentive scheme during the previous 3 years does not exceed 10% of the total number of Shares on issue at the time of the proposed issue.
The maximum allocation and allocated pool may be increased by Board resolution, provided such an increase complies with the Listing Rules.
Individual Limits: The Plan does not set out a maximum number of Shares that may be made issuable to any one person or company.
Offer and Conditions: An Offer must be set out in an Offer Letter delivered to an Eligible Employee. The Offer Letter may specify (as determined by the Board):
(a)	the number of Options or Performance Rights;
(b)	the conditions on the Offer (Offer Conditions);
(c)	the Grant Date;
(d)	the Fee (if any);
(e)	the Performance Criteria (if any);
(f)	the Vesting Conditions (if any);
(g)	the Exercise Price (if any);
(h)	the Exercise Period (if applicable);
(i)	the Performance Period (if applicable); and
(j)	the Expiry Date and Term (if applicable);
Consideration Payable: Options and Performance Rights will be issued for nil consideration.
Cashless Exercise: Under the Plan, a Participant may elect to pay the exercise price for each Option by setting off the total exercise price against the number of Shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the holder will receive Shares to the value of the surplus after the exercise price has been set off.
Lapse of Options and Performance Rights: Subject to the Board's discretion, Options and Performance Rights shall automatically be cancelled for no consideration where:
(a)	the Participant ceases to hold employment or office with the Company or Group member (except where the Participant is a Good Leaver);
(b)	the Participant is determined to have engaged in Fraudulent or Dishonest Conduct (described below);
(c)	the applicable Performance Criteria and/or Vesting Conditions are not achieved by the relevant time;
(d)	the Board determines, in its reasonable opinion, that the applicable Performance Criteria and/or Vesting Conditions have not been met or cannot be met within the relevant time;
(e)	the Expiry Date has passed;
(f)	the Board determines that the Participant has brought the Group into disrepute or acted contrary to the interest of the Company or Group;
(g)	the Participant has elected to surrender the Performance Rights or Options; and
(h)	the Offer Letter provides for the cancellation of the Performance Rights or Options in any other circumstances.
Good Leaver: A Good Leaver is a Participant who ceases employment or office with the Company or a Group Member and is determined by the Board to be a Good Leaver. Where a Participant who holds Employee Incentives becomes a Good Leaver:
(a)
all vested Options which have not been exercised will continue in force and remain exercisable for 90 days after the date the Participant becomes a Good Leaver, unless the Board determines otherwise in its sole and absolute discretion, after which the Employee Incentives will lapse; and

(b)
the Board may in its discretion permit unvested Employee Incentive held by the Good Leaver to vest, amend the vesting criteria applicable to the Employee Incentives (including Performance Criteria and/or Vesting Conditions or determine that the unvested Employee Incentives lapse.

Bad Leaver: Where a Participant who holds Employee Incentives becomes a Bad Leaver all vested and unvested Employee Incentives will lapse. Where a Participant who holds Employee Incentives becomes a Bad Leaver the Board may determine to exercise the right to buy back any Shares issued upon exercise of an Option or conversion of a Performance Rights.
A Bad Leaver is a Participant who, unless the Board determines otherwise, ceases employment or office with the Company or a Group member (which includes for any of the circumstances amount to Fraudulent or Dishonest Conduct (described below).
Fraudulent or Dishonest Conduct: Where, in the opinion of the Board, a Participant or former Participant (which may include a Good Leaver) has engaged in Fraudulent or Dishonest Conduct the Board may deem all Employee Incentives held by the Participant or former Participant to be automatically be forfeited. Fraudulent or Dishonest Conduct means a Participant or former Participant:
(a)	acts fraudulently or dishonestly;
(b)	wilfully breaches his or her duties to the Company or any member of the Group; or
(c)	has, by any act or omission, in the opinion of the Board (determined in its absolute discretion):
(i)	brought the Company, the Group, its business or reputation into disrepute; or
(ii)	is contrary to the interest of the Company or the Group.
(d)	commits any material breach of the provisions of any employment contract entered into by the Participant with any member of the Group;
(e)	commits any material breach of any of the policies of the Group or procedures or any laws, rules or regulations applicable to the Company or Group;
(f)
is subject to allegations, has been accused of, charged with or convicted of fraudulent or dishonest conduct in the performance of the Participant's (or former Participant's) duties, which in the reasonable opinion of the relevant directors of the Group effects the Participant's suitability for employment with that member of the Group, or brings the Participant or the relevant member of the Group into disrepute or is contrary to the interests of the Company or the Group;

(g)
is subject to allegations, has been accused of, charged with or convicted of any criminal offence which involves fraud or dishonesty or any other criminal offence which Board determines (in its absolute discretion) is of a serious nature;

(h)	has committed any wrongful or negligent act or omission which has caused any member of the Group substantial liability;
(i)
has become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the Participant being banned from managing a corporation; or

(j)	has committed serious or gross misconduct, wilful disobedience or any other conduct justifying termination of employment without notice.
(k)	has wilfully or negligently failed to perform their duties under any employment contract entered into by the Participant with any member of the Group;
(l)	has engaged in a transaction which involves a conflict of interest to their employment with the Company resulting in the Participant or former Participant obtaining a personal benefit;
(m)	accepts a position to work with a competitor of the Company or Group;
(n)	acting in such a manner that could be seen as being inconsistent with the culture and values of the Company or the Group; or
(o)	any other act that the Board determines in its absolute discretion to constitute fraudulent or dishonest by the Participant or former Participant.
Change of Control: All granted Performance Rights which have not yet vested or lapsed shall automatically and immediately vest (regardless of whether any Performance Criteria or Vesting Conditions have been satisfied) and a Participant may exercise any or all of their Options (regardless of whether the Vesting Conditions have been satisfied) provided that no Option will be capable of exercise later than the Expiry Date, if any of the following change of control events occur:
(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid:
(i)	is announced;
(ii)	has become unconditional; and
(iii)	the person making the Takeover Bid has a Relevant Interest in 50% or more of the issued Shares;
(c)	any person acquires a Relevant Interest in 50.1% or more of the issued Shares by any other means; or
(d)
the Company announces that a sale or transfer (in one transaction or a series of transaction) of the whole (or substantially the whole) of the undertaking and business of the Company has been completed.

Holding Lock: The Board may at any time request that the Company's share registry to impose a holding lock on any Employee Incentives issued pursuant to the Plan where the Board determines or reasonably believes (in its absolute discretion) that a Participant (or a Former Participant) has or may breach these Rules.
Contravention of Rules: The Board may at any time, in its sole and absolute discretion, take any action it deems reasonably necessary in relation to any Employee Incentives if it determines or reasonably believes a Participant has breached the Plan or the terms of issue of any Employee Incentives, including but not limited to, signing transfer forms in relation to Employee Incentives, placing a holding lock on Employee Incentives, signing any and all documents and doing all acts necessary to effect a Buy-Back, accounting for the proceeds of the sale of forfeited Employee Incentives, refusing to transfer any Employee Incentives and/or refusing to issue any Shares.

Schedule 3 – Terms and Conditions of Incentive Options

Entitlement
1.1
Subject to the Board determining otherwise prior to an Offer, each vested Incentive Option entitles the Participant holding the Incentive Option to subscribe for, or to be transferred, one Share on payment of the Exercise Price (if any).

Exercise Period and Exercise Price
1.2	Each Incentive Option has an exercise price of A$0.16 (Exercise Price).
1.3	Each Incentive Option is exercisable after the Vesting Condition has been satisfied and expires on December 31, 2022 (Expiry Date).
1.4
If the Participant is prohibited from exercising vested Incentive Options under Applicable Law on or in the ten (10) business days before the Expiry Date, the Expiry Date for the Incentive Options is automatically extended to the date that is five (5) business days after the Participant is no longer prohibited under Applicable Law from exercising the Incentive Option.

Vesting Condition
1.5	The Incentive Options will vest after 12 months of continuous service from the date of issue (Vesting Condition).
1.6	In the event of a Liquidity Event, the Board in its absolute discretion may waive any vesting or exercise criteria in respect of some or all Incentive Options held by a Participant.
Method of Exercise
1.7
Following the issuing of a Vesting Notification to the Participant, the Incentive Option is exercisable by the Participant within the Exercise Period specified by the Board in the Offer, subject to the Participant delivering to the registered office of the Company or such other address as determined by the Board of:

1.7.1	a signed Notice of Exercise; and
1.7.2
subject to the cashless exercise option, a cheque or cash or such other form of payment determined by the Board in its sole and absolute discretion as satisfactory for the amount of the Exercise Price (if any).

No Issue Unless Cleared Funds
1.8
Where a cheque is presented as payment of the Exercise Price on the exercise of Incentive Options, the Company will not, unless otherwise determined by the Board, allot and issue or transfer Shares until after any cheque delivered in payment of the Exercise Price has been cleared by the banking system.

Cashless Exercise of Incentive Options
1.9
Subject to clause 1.10, a Participant may elect to pay the Exercise Price for each Incentive Option by setting off the total Exercise Price against the number of Shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the holder will receive Shares to the value of the surplus after the Exercise Price has been set off.

1.10
If the Participant elects to use the Cashless Exercise Facility, the Participant will only be issued that number of Shares (rounded down to the nearest whole number) as is equal in value to the difference between the total Exercise Price otherwise payable for the Incentive Options on the Incentive Options being exercised and the then market value of the Shares at the time of exercise calculated in accordance with the following formula:

S = O x (MSP - EP)
           MSP
Where:
S = Number of Shares to be issued on exercise of the Incentive Options
O = Number the Incentive Options being exercised
MSP = Market value of the Shares calculated using the volume weighted average of the Shares on ASX for the 10 trading days immediately prior to (and excluding) the date of the Notice of Exercise
EP = Exercise Price
1.11
If the difference between the total Exercise Price otherwise payable for the Incentive Options on the Incentive Options being exercised and the then market value of the Shares at the time of exercise (calculated in accordance with clause 1.10) is zero or negative, then a Participant will not be entitled to use the Cashless Exercise Facility.

Minimum Exercise
1.12	Incentive Options must be exercised in multiples of one hundred (100) unless fewer than one hundred (100) Incentive Options are held by a Participant or the Board otherwise agrees.
Actions on Exercise
1.13	Following the exercise of Incentive Options:
1.13.1	the Incentive Options will automatically lapse; and
1.13.2	the Company will allot and issue, or transfer, the number of Shares for which the Participant is entitled to subscribe for or acquire through the exercise of the Incentive Options.
Timing of the Issue of Shares on Exercise and Quotation
1.14	The Company must within twenty (20) business days after the later of the following:
1.14.1	receipt of a Notice of Exercise given in accordance with these terms and conditions and payment of the Exercise Price for each Incentive Option being exercised; and
1.14.2
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information. If there is no such information, the relevant date will be the date of receipt of a Notice of Exercise as detailed in clause 1.14.1 above, the Company will:
1.14.3	allot and issue the Shares pursuant to the exercise of the Incentive Options;
1.14.4
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

1.14.5	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Incentive Options.
1.15
Notwithstanding clause  1.14 above, solely with respect to Participants who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares shall be postponed if such Participant at any time after the delivery of a Notice of Exercise and payment of the Exercise Price for each Incentive Option being exercised (if applicable) elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

1.15.1	the Shares to be issued or transferred will be held by such Participant on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);
1.15.2	the Company will apply a holding lock on the Shares to be issued or transferred and such Participant is taken to have agreed to that application of that holding lock;
1.16	the Company shall release the holding lock on the Shares on the earlier to occur of:
1.16.1	the date that is twelve (12) months from the date of issue of the Share; or
1.16.2	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or
1.16.3	the date a transfer of the Shares occurs pursuant to clause 1.17 of these terms and conditions; and
1.17
Shares shall be transferable by such Participant and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.16.1.

Shares Issued on Exercise
1.18	Shares issued on the exercise of the Incentive Options rank equally with all existing Shares, including those Shares issued, directly, under the Plan.
Quotation of the Shares Issued on Exercise
1.19	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the exercise of the Incentive Options.
Adjustment for Reorganisation
1.20
Subject to any Applicable Laws, the number of Incentive Options held by a Participant under the Plan may, in the sole and absolute discretion of the Board, be determined to be such number as is appropriate and so that the Participant does not suffer any material detriment following any variation in the share capital of the Company arising from:

1.20.1	a reduction, subdivision or consolidation of share capital;
1.20.2	a reorganisation of share capital;
1.20.3	a distribution of assets in specie;
1.20.4	the payment of a dividend, otherwise than in the ordinary course, of an amount substantially in excess of the Company's normal distribution policy; or
1.20.5	any issue of ordinary shares or other equity securities or instruments which convert into ordinary shares by way of capitalisation of profits or reserves.
1.21
Upon any adjustment being made, the Board will notify each Participant (or his or her legal personal representative where applicable) in writing, informing them of the number of Incentive Options held by the relevant Participant.

1.22
If there is any reorganisation of the issued share capital of the Company, the terms of Incentive Options and the rights of the Participant who holds such Incentive Options will be varied, including an adjustment to the number of Incentive Options and/or the Exercise Price (if any) applicable to Incentive Options, in accordance with the Listing Rules that apply to the reorganisation at the time of the reorganisation.

Participant in New Issues and Other Rights
1.23	A Participant who holds Incentive Options is not entitled to:
1.23.1	notice of, or to vote or attend at, a meeting of the Shareholders;
1.23.2	receive any dividends declared by the Company; or
1.23.3	participate in any new issues of securities offered to Shareholders during the term of the Incentive Options, unless and until the Incentive Options are exercised and the Participant holds Shares.
Adjustment for Rights Issue
1.24
If the Company makes an issue of Shares pro rata to existing Shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the Exercise Price of an Incentive Option will be reduced according to the following formula:

New exercise price = O - (E[P-(S+D)] divided by N+1)
O  =                    the old Exercise Price of the Incentive Option.
E  =                    the number of underlying Shares into which one Incentive Option is exercisable.
P  =                    average market price per Share weighted by reference to volume of the underlying Shares during the five (5) trading days ending on the day before the ex rights date or ex entitlements date.
S  =                    the subscription price of a Share under the pro rata issue.
D  =                    the dividend due but not yet paid on the existing underlying Shares (except those to be issued under the pro rata issue).
N  =                    the number of Shares with rights or entitlements that must be held to receive a right to one new share.
Adjustment for Bonus Issue of Shares
1.25	If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):
1.25.1
the number of Shares which must be issued on the exercise of an Incentive Option will be increased by the number of Shares which the Participant would have received if the Participant had exercised the Incentive Option before the record date for the bonus issue; and

1.25.2	no change will be made to the Exercise Price.
Change of Control
1.26	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:
1.26.1
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

1.26.2	a Takeover Bid:
1.26.2.1	is announced;
1.26.2.2	has become unconditional; and

1.26.2.3	the person making the Takeover Bid has a Relevant Interest in fifty percent (50%) or more of the issued Shares;
1.26.3	any person acquires a Relevant Interest in fifty and one-tenth percent (50.1%) or more of the issued Shares by any other means; or
1.26.4
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.27	Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur:
1.27.1
a Participant may exercise any or all of their Incentive Options, regardless of whether the Vesting Conditions have been satisfied, provided that no Incentive Option will be capable of exercise later than the Expiry Date; and

1.27.2
if the Board has procured an offer for all holders of Incentive Options on like terms (having regard to the nature and value of the Incentive Options) to the terms proposed under the Change in Control Event and the Board has specified (in its absolute discretion) a period during which the holders of Incentive Options may elect to accept the offer and, if the holder has not so elected at the end of that offer period, the Incentive Options, if not exercised within 10 days of the end of that offer period, shall expire.

Quotation
1.28	The Company will not seek official quotation of any Incentive Options.
No Transfer of Incentive Options
1.29	Incentive Options granted under this Plan may not be assigned, transferred, encumbered with a Security Interest in or over them, or otherwise disposed of by a Participant, unless:
1.29.1	the prior consent of the Board is obtained, which consent may impose such terms and conditions on such assignment, transfer, encumbrance with a Security Interest or disposal as the Board sees fit; or
1.29.2	such assignment or transfer occurs by force of law upon the death or total and permanent disablement of a Participant to the Participant's legal personal representative.
Incentive Options to be Recorded
1.30	Incentive Options will be recorded in the appropriate register of the Company.
Rules
1.31	The Incentive Options are issued under and in accordance with the Plan and the terms and conditions of these Incentive Options are subject to the Rules.
Incentive Options Granted to Eligible Employees Residing in the U.S.
1.32
With respect to Incentive Options granted to Eligible Employees residing in the U.S, clause 28 of the Plan shall apply, notwithstanding anything to the contrary herein or in clause 28.3 of the Plan, to the extent that there is any inconsistency between this Schedule 3 and the terms, conditions, and provisions hereof and clause 28, the latter will prevail.

Schedule 4 – Terms and Conditions of Performance Rights

Offer of Performance Rights
1.1
The Board may offer Performance Rights to any Participant in its sole discretion. Each Performance Right confers an entitlement to be provided with one Share, credited as fully paid, at no cost, upon the full satisfaction of the Performance Criteria specified by the Board in relation to that Performance Right.

Performance Criteria, Variation to Performance Criteria and Expiry Date
1.2	The Performance Criteria and Expiry Dates of each Performance Right is referred to in the table below.
Tranche	Performance Criteria	Expiry Date	Number of Performance Rights
1.	Chemical Plant Pre-Feasibility Study Milestone means release of a comprehensive announcement by the Company to ASX of the results of a positive Pre-Feasibility Study for the lithium hydroxide chemical plant, in accordance with the provisions of the JORC Code.	December 31, 2020	750,000
2.	Integrated Feasibility Study Milestone means release of a comprehensive announcement by the Company to ASX of the results of a positive Feasibility Study (or Pre-Feasibility Study) for the integrated Piedmont Lithium Project, comprising a mine, concentrator and lithium hydroxide chemical plant, in accordance with the provisions of the JORC Code.	December 31, 2021	750,000
3.	Construction Milestone means the commencement of construction activities for a mining operation for the Piedmont Lithium Project (including the commencement of ground breaking for the construction of infrastructure and/or processing facilities) following a final investment decision by the Board as per the project development schedule and budget in accordance with a Feasibility Study, within five years from the date of issue.	December 31, 2022	750,000

1.3
Performance Rights will only vest and entitle the Participant to be issued Shares if the applicable Performance Criteria have been satisfied prior to the end of the Expiry Date (Performance Period), waived by the Board, or are deemed to have been satisfied under these Rules.

Satisfaction of Performance Criteria
1.4
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Participant has satisfied the Performance Criteria and/or Vesting Conditions (if any) applicable to the Performance Rights at the end of the Performance Period. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Participant is entitled to acquire upon satisfaction of the Performance Criteria and/or Vesting Conditions for the relevant number of Performance Rights held in accordance with clause 1.6.

Lapse of Performance Rights
1.5	Where Performance Rights have not satisfied the Performance Criteria within the Performance Period or Expiry Date (whichever occurs earlier) those Performance Rights will automatically lapse.
Timing of the Issue of Shares and Quotation
1.6	The Company must within twenty (20) business days after the later of the following:
1.6.1	the satisfaction of the Performance Criteria and/or Vesting Conditions (if any) applicable to the Performance Rights; and
1.6.2
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information. If there is no such information, the relevant date will be the date the relevant Performance Criteria and/or Vesting Conditions are satisfied pursuant to clause 1.4, the Company will:
1.6.3	allot and issue the Shares pursuant to the vesting of the Performance Rights;

1.6.4
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

1.6.5	apply for official quotation on ASX of Shares issued pursuant to the vesting of the Performance Rights.
1.7
Notwithstanding clause 1.6 above, solely with respect to Participants who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares shall be postponed if such Participant at any time after the relevant Performance Criteria and/or Vesting Conditions are satisfied pursuant to clause 1.4 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

1.7.1	the Shares to be issued or transferred will be held by such Participant on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);
1.7.2	the Company will apply a holding lock on the Shares to be issued or transferred and such Participant is taken to have agreed to that application of that holding lock;
1.7.3	the Company shall release the holding lock on the Shares on the earlier to occur of:
1.7.3.1	the date that is twelve (12) months from the date of issue of the Share; or
1.7.3.2	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or
1.7.3.3	the date a transfer of the Shares occurs pursuant to clause 1.7.4 of these terms and conditions; and
1.7.4
Shares shall be transferable by such Participant and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.7.3.1.

Shares Issued
1.8
Shares issued on the satisfaction of the Performance Criteria and/or Vesting Conditions attaching to the Performance Rights rank equally with all existing Shares, including those Shares issued, directly, under the Plan.

Quotation of the Shares Issued on Exercise
1.9	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the Performance Rights.
Reorganisation
1.10
If there is any reorganisation of the issued share capital of the Company, the terms of  Performance Rights and the rights of the Participant who holds such Performance Rights will be varied, including an adjustment to the number of Performance Rights, in accordance with the Listing Rules that apply to the reorganisation at the time of the reorganisation.

Participant Rights
1.11	A Participant who holds Performance Rights is not entitled to:
1.11.1	notice of, or to vote or attend at, a meeting of the Shareholders; or
1.11.2	receive any dividends declared by the Company,
1.11.3	participate in any new issues of securities offered to Shareholders during the term of the Performance Rights, or
1.11.4	cash for the Performance Rights or any right to participate in surplus assets of profits of the Company on winding up,
1.11.5	unless and until the Performance Rights are satisfied and the Participant holds Shares.
Pro Rata Issue of Securities
1.12
If during the term of any Performance Right, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Participant shall not be entitled to participate in the rights issue in respect of any Performance Rights, only in respect of Shares issued in respect of vested Performance Rights.

1.13
A Participant will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Performance Criteria and/or Vesting Conditions which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue
1.14
If, during the term of any Performance Right, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Participant is then entitled, shall be increased by that number of securities which the Participant would have been issued if the Performance Rights then held by the Participant were vested immediately prior to the record date for the bonus issue.

Change of Control
1.15	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:
1.15.1
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

1.15.2	a Takeover Bid:
1.15.2.1	is announced;
1.15.2.2	has become unconditional; and
1.15.2.3	the person making the Takeover Bid has a Relevant Interest in fifty percent (50%) or more of the issued Shares;
1.15.3	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or
1.15.4
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.16
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted Performance Rights which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Performance Criteria or Vesting Conditions have been satisfied.

Quotation
1.17	The Company will not seek official quotation of any Performance Rights.
Performance Rights Not Property
1.18	A Participant's Performance Rights are personal contractual rights granted to the Participant only and do not constitute any form of property.
No Transfer of Performance Rights
1.19	Unless otherwise determined by the Board, Performance Rights cannot be transferred to or vest in any person other than the Participant.
Rules
1.20	The Performance Rights are issued under and in accordance with the Plan and the terms and conditions of these Performance Rights are subject to the Rules.
Performance Rights Granted to Eligible Employees Residing in the U.S.
1.21
With respect to Performance Rights granted to Eligible Employees residing in the U.S, clause 28 of the Plan shall apply, notwithstanding anything to the contrary herein or in clause 28.3 of the Plan, to the extent that there is any inconsistency between this Schedule 4 and the terms, provisions, conditions hereof and clause 28, the latter will prevail.

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

P R O X Y   F O R M
The Company Secretary
Piedmont Lithium Limited

By delivery:                                                  By post:                                        By e-mail:                                                                By facsimile:
Level 9, 28 The Esplanade                                                                                              PO Box Z5083                                                        voting@piedmontlithium.com  +61 8 9322 6558
PERTH WA 6000                                                  PERTH WA 6831

Name of Shareholder:

Address of Shareholder:

Number of Shares entitled to vote:

Please mark ☒ to indicate your directions. Proxy appointments will only be valid and accepted by the Company if they are made and received no later than 48 hours before the Meeting. Further instructions are provided overleaf.

Step 1 – Appoint a Proxy to Vote on Your Behalf

I/we being Shareholder/s of the Company hereby appoint:

The Chairperson (mark box)	◻	OR if you are NOT appointing the Chairperson as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairperson, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Piedmont Lithium Limited to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Wednesday, 18 March 2020 commencing at 10:00am (WST) and at any adjournment or postponement of such meeting. If 2 proxies are appointed, the proportion or number of votes that this proxy is authorised to exercise is [                     ]% of the Shareholder's votes / [                                    ] of the Shareholder's votes.  (An additional Proxy Form will be supplied by the Company, on request).
Important – If the Chairperson is your proxy or is appointed your proxy by default

The Chairperson intends to vote all available and undirected proxies in favour of all Resolutions. If the Chairperson is your proxy or is appointed your proxy by default, unless you indicate otherwise by ticking either the 'for', 'against' or 'abstain' box in relation to a Resolution, you will be expressly authorising the Chairperson to vote in accordance with the Chairperson's voting intentions on that Resolution even if that Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel.
Step 2 – Instructions as to Voting on Resolutions
INSTRUCTIONS AS TO VOTING ON RESOLUTIONS
The proxy is to vote for or against the Resolutions referred to in the Notice as follows:
		For	Against	Abstain*
Resolution 1	Issue of Incentive Options to Mr. Keith Phillips
Resolution 2	Issue of Performance Rights to Mr. Keith Phillips
Resolution 3	Issue of Shares to Mr. Anastasios Arima
Resolution 4	Issue of Shares to Mr. Jeffrey Armstrong
Resolution 5	Issue of Shares to Mr. Jorge Beristain
Resolution 6	Issue of Shares to Mr. Levi Mochkin
* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.
The Chairperson intends to vote all available proxies in favour of each Resolution.

Authorised signature/s
This section must be signed in accordance with the instructions below to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

_________________________                                                                                                                                        _______________________  ___________________
Contact Name                                                                    Contact Daytime Telephone                                                                  Date

Proxy Notes:

A Shareholder entitled to attend and vote at the Meeting may appoint a natural person as the Shareholder's proxy to attend and vote for the Shareholder at that Meeting.  If the Shareholder is entitled to cast 2 or more votes at the Meeting the Shareholder may appoint not more than 2 proxies.  Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise.  If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder's votes.  A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder’s proxy to attend and vote for the Shareholder at that Meeting, the representative of the body corporate to attend the Meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company’s Share Registry.

You must sign this form as follows in the spaces provided:

Joint Holding:                                                 where the holding is in more than one name all of the holders must sign.

Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies:
a Director can sign jointly with another Director or a Company Secretary.  A sole Director who is also a sole Company Secretary can also sign.  Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission.  A form of the certificate may be obtained from the Company’s Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or an electronic copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received electronically by e-mail or by facsimile transmission at the Perth office of the Company (Level 9, 28 The Esplanade, Perth WA 6000), or by post to PO Box Z5083, Perth WA 6831, or by e-mail to voting@piedmontlithium.com or by facsimile to (08) 9322 6558 if faxed from within Australia or +61 8 9322 6558 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the Meeting (WST).